UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Geokinetics Inc.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
372910307
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	372910307

1	NAMES OF REPORTING PERSONS Ironman Energy Master Fund

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		1,194,633

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,194,633

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,194,633

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	372910307

1	NAMES OF REPORTING PERSONS Ironman Energy Capital, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		1,194,633

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,194,633

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,194,633

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	372910307

1	NAMES OF REPORTING PERSONS Ironman Energy Capital (QP), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		1,194,633

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,194,633

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,194,633

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	372910307

1	NAMES OF REPORTING PERSONS Ironman Energy Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		1,194,633

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,194,633

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,194,633

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	372910307

1	NAMES OF REPORTING PERSONS Ironman Energy Partners II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		1,194,633

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,194,633

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,194,633

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	372910307

1	NAMES OF REPORTING PERSONS Ironman Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		1,194,633

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,194,633

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,194,633

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	372910307

1	NAMES OF REPORTING PERSONS G. Bryan Dutt

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		1,194,633

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,194,633

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,194,633

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

SCHEDULE 13G
This Amendment No. 1 (this “Amendment”) to the Schedule 13G initially filed on July 19, 2010 (the “Schedule 13G”) is being filed on behalf of Ironman Energy Master Fund, a Texas general partnership (the “Master Fund”), Ironman Energy Capital, L.P., a Delaware limited partnership (“Ironman Capital”), Ironman Energy Capital (QP), L.P., a Texas limited partnership (“Ironman Capital QP”), Ironman Energy Partners, L.P., a Texas limited partnership (“Ironman Energy”), Ironman Energy Partners II, L.P., a Texas limited partnership (“Ironman Energy II”), Ironman Capital Management, LLC, a Texas limited liability company (“Ironman Management”), and G. Bryan Dutt (“Mr. Dutt” and, collectively with the Master Fund, Ironman Capital, Ironman Capital QP, Ironman Energy, Ironman Energy II and Ironman Management, the “Reporting Persons”), relating to Common Stock, $0.01 par value (the “Common Stock”), of Geokinetics Inc., a Delaware corporation (the “Issuer”), purchased by the Master Fund.
Ironman Capital and Ironman Capital QP are the general partners of the Master Fund. Ironman Energy is the general partner of Ironman Capital and Ironman Capital QP. Ironman Energy II is the investment manager of the Master Fund. Ironman Management is the general partner of Ironman Energy and Ironman Energy II. Mr. Dutt is the managing member of Ironman Management.
This Amendment amends and restates the Schedule 13G as follows.

Item 1(a)	Name of Issuer.

Geokinetics Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

1500 CityWest Blvd., Suite 800 Houston, TX 77042

Item 2(a)	Name of Person Filing.

Item 2(b)	Address of Principal Business Office.

Item 2(c)	Place of Organization.

The Reporting Persons are:

Ironman Energy Master Fund, a Texas general partnership;
Ironman Energy Capital, L.P., a Delaware limited partnership;
Ironman Energy Capital (QP), L.P., a Texas limited partnership;
Ironman Energy Partners, L.P., a Texas limited partnership;
Ironman Energy Partners II, L.P., a Texas limited partnership;
Ironman Capital Management, LLC, a Texas limited liability company; and
G. Bryan Dutt, a United States citizen.

The address of the principal business office of the Reporting Persons is:

2211 Norfolk, Suite 611 Houston, TX 77098

Item 2(d)	Title of Class of Securities.

Common Stock, $0.01 par value (the “Common Stock”)

Item 2(e)	CUSIP Number.

372910307

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☑	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.
(a)
The Reporting Persons are the beneficial owners of 1,194,633 shares of Common Stock held by the Master Fund. Ironman Capital and Ironman Capital QP may be deemed to beneficially own the shares of Common Stock held by the Master Fund as a result of being the general partners of the Master Fund. Ironman Energy may be deemed to beneficially own the shares of Common Stock held by the Master Fund as a result of being the general partner of Ironman Capital and Ironman Capital QP. Ironman Energy II may be deemed to beneficially own the shares of Common Stock held by the Master Fund as a result of being the investment manager of the Master Fund. Ironman Management may be deemed to beneficially own the shares of Common Stock held by the Master Fund as a result of being the general partner of Ironman Energy and Ironman Energy II. Mr. Dutt may be deemed to beneficially own the shares of Common Stock held by the Master Fund as a result of being the managing member of Ironman Management.

(b)
The Reporting Persons are the beneficial owners of 6.8% of the outstanding shares of Common Stock, which percentage is determined by dividing (i) 1,194,633, the number of shares of Common Stock beneficially held by the Master Fund, by (ii) 17,691,731, the number of shares of Common Stock outstanding as of November 5, 2010, according to the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2010.

(c)	The Reporting Persons may direct the vote and disposition of the 1,194,633 shares of Common Stock held by the Master Fund.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 14, 2011

Ironman Energy Master Fund
By:	/s/ G. Bryan Dutt

Name: G. Bryan Dutt
Title: Authorized Signatory

Ironman Energy Capital, L.P.
By:	/s/ G. Bryan Dutt

Name: G. Bryan Dutt
Title: Authorized Signatory

Ironman Energy Capital (QP), L.P.
By:	/s/ G. Bryan Dutt

Name: G. Bryan Dutt
Title: Authorized Signatory

Ironman Energy Partners, L.P.
By:	/s/ G. Bryan Dutt

Name: G. Bryan Dutt
Title: Authorized Signatory

Ironman Energy Partners II, L.P.
By:	/s/ G. Bryan Dutt

Name: G. Bryan Dutt
Title: Authorized Signatory

Ironman Capital Management, LLC
By:	/s/ G. Bryan Dutt

Name: G. Bryan Dutt
Title: Authorized Signatory

G. Bryan Dutt
/s/ G. Bryan Dutt

EXHIBIT 1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the shares of Common Stock of Geokinetics Inc., a Delaware corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.
The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.
This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.
IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 14, 2011.

Ironman Energy Master Fund
By:	/s/ G. Bryan Dutt

Name: G. Bryan Dutt
Title: Authorized Signatory

Ironman Energy Capital, L.P.
By:	/s/ G. Bryan Dutt

Name: G. Bryan Dutt
Title: Authorized Signatory

Ironman Energy Capital (QP), L.P.
By:	/s/ G. Bryan Dutt

Name: G. Bryan Dutt
Title: Authorized Signatory

Ironman Energy Partners, L.P.
By:	/s/ G. Bryan Dutt

Name: G. Bryan Dutt
Title: Authorized Signatory

Ironman Energy Partners II, L.P.
By:	/s/ G. Bryan Dutt

Name: G. Bryan Dutt
Title: Authorized Signatory

Ironman Capital Management, LLC
By:	/s/ G. Bryan Dutt

Name: G. Bryan Dutt
Title: Authorized Signatory

G. Bryan Dutt
/s/ G. Bryan Dutt